News Releasee Communiqué de Pressee

Exhibit 99.1
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Isabelle DESMET
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Patricia MARIE
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Christine de CHAMPEAUX
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Sandra DANTE
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Philippe GATEAU
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Elisabeth de REALS
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Burkhard REUSS
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Lisa WYLER
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TOTAL S.A.
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542 051 180 R.C.S. Nanterre
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Further oil discovery on Block 32, in the Angolan
ultra deep offshore
Paris, December 3, 2007 — Sociedade Nacional de Combustíveis de Angola (Sonangol) and Total E&P Angola, a wholly owned subsidiary of Total, announce a new oil discovery with the fourteenth exploration well, Alho-1, drilled on Block 32 in the ultra deep waters of the Angolan offshore.
Drilled in a water depth of 1,607 metres, the Alho-1 well encountered Oligocene oil bearing reservoirs. The well was tested from a selected interval and produced at a rate of 5,400 barrels per day. This discovery is located in the north-eastern part of Block 32, approximately 9 kilometres north west of the Cominhos-1 discovery made earlier this year. Complementary technical studies are underway to fully evaluate this discovery.
Sonangol is the concessionaire of Block 32. Total holds a 30% interest as Operator. Other partners are Marathon Oil Company (30%), Sonangol E.P. (20%), Esso Exploration and Production Angola (Overseas) Limited (15%) and Galp Exploração (5%).
The major potential of Block 32 was confirmed by the twelve discoveries achieved between 2003 and 2007. Complementary technical studies are underway to monetize theses discoveries.
Total in Angola
Total is present in Angola since 1953 and holds interests in production permits both operated (Block 17) and non operated (Blocks 0 and 14) and exploration permits, two of which it operates (Blocks 17/06 and 32).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones : Girassol and Dalia, both in production; Pazflor, in the bidding process before sanction; and CLOV, a fourth major production area based on the Cravo, Lirio, Violeta and Orquidea discoveries, whose development is currently being studied. Future production from these fields will come in addition to the more than 500,000 barrels of oil per day that are currently pumped from Girassol and Dalia structures on the Block 17.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Connected to the Girassol FPSO, Rosa, which came on stream mid-June 2007, should extend the production plateau of this FPSO until the next decade.
Ultra-deep exploration work conducted from 2003 to 2007 confirmed the potential of Block 32. Previous discoveries of Gindungo in 2003, Canela and Cola in 2004, Gengibre and Mostarda drilled in 2005, Salsa, Caril and Manjericão drilled in 2006 and the positive results from the recently drilled wells Louro, Cominhos and Colorau in 2007 confirmed the major potential of the block.
Conceptual development studies are underway in order to establish the feasibility of a first development zone in the eastern part of the block. New studies will soon be launched to evaluate the potential of the other discoveries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com